1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: (561) 689-4441 Fax: (561) 659-0701 www.harriscramer.com

September 4, 2008

VIA EDGAR

Ms. Peggy Fisher

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:

Surfect Holdings, Inc.

Registration Statement on Form SB-2

Amendment No. 2 on Form S-1 filed August 7, 2008

File No. 333-148858

Dear Ms. Fisher:

We are counsel to Surfect Holdings, Inc. On behalf of our client, we are responding to the Staff’s comment letter dated August 20, 2008. The numbers set forth below correspond to the numbers in the Staff’s comment letter:

SEC Comment

General

1.

Refer to prior comment 1 and your response. Please continue monitoring updating requirements and amend as appropriate. For example, we note you filed your Form 10-Q on August 14,2008. See Regulation S-X Rule 8-08.

Response

The prospectus has been updated as appropriate including information contained in the latest Form 10-Q.

SEC Comment

The Offering, page 1

2.

Please refer to prior comment 1 and your response. Please reconcile the number of outstanding shares shown in this section and elsewhere with the disclosure on the facing sheet of your latest Form 10-Q, stating there were 149,399,309 outstanding as of August 8, 2008. Note, for example, the disclosure on page 31 of the registration statement which states there were 148,933,309 shares outstanding as of August 4, 2008.

Response

The number of shares issued and outstanding as of September 3, 2008, is 152,333,309. Changes have been made as appropriate.

Ms. Peggy Fisher

September 4, 2008

SEC Comment

Principal Stockholders, page 27

3.

In view of the significant number of shares issuable upon exercise of warrants please disclose in footnotes to the table the number of shares issuable upon exercise of warrants for each applicable shareholder.

Response

We have disclosed in the footnotes to the table the number of shares issuable upon exercise of warrants for each applicable shareholder in accordance with your comment.

SEC Comment

Selling Stockholders, page 29

4.

We note your response to prior comment 7. As previously requested in comment 5 in our letter dated February 21, 2008, include the representations stated in the comment, or identify the affiliates of broker-dealers as underwriters. If you have included the representations, please tell us where it is located in the prospectus.

Response

We have received written representations from each of the employees of a broker-dealer to confirm the disclosure at the end of the Selling Stockholder Table found on page 33 of the prospectus.

If you have any questions, please contact me at (561) 689-4441.

Sincerely yours,

/s/ MICHAEL D. HARRIS
Michael D. Harris

MDH/dfm

cc:

Mr. Anthony M. Maffia, Jr. (via email)